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                                                  Ameritrade Holding Corporation
                                                  Datek Online Holding Corp.
                                                  Commission File No. 333-88632

FOR IMMEDIATE RELEASE:
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At the Company
Donna Kush                                        Dave Pleiss
Director, Corporate Communications                Director, Investor Relations
(402) 827-8931                                    (402) 597-5658
dkush@ameritrade.com                              dpleiss@ameritrade.com
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                       AMERITRADE REPORTS NEW ACCOUNTS AND
                         AVERAGE TRADES PER DAY FOR MAY

                      Company Updates its Outlook Statement


OMAHA, NEB., JUNE 14, 2002 - Ameritrade Holding Corporation (Nasdaq: AMTD) today reported continuing growth in its core online brokerage business.

The Company opened 25,000 new accounts* during May for a total of 1,909,000, with an average daily volume of 74,000 trades.

OUTLOOK
Ameritrade has updated its guidance for the third and fourth quarters of fiscal year 2002 in the "Outlook Statement" section of its corporate Web site located at www.amtd.com. The activity rate is expected to range from 3.5% to 4.0% and from 3.3% to 3.8% for the third and fourth fiscal quarters, respectively. Net revenues are expected to range from $95 million to $110 million and from $81 million to $105 million for the third and fourth fiscal quarters, respectively. Total operating expenses are expected to range from $72 million to $82 million for both the third and fourth fiscal quarters. Earnings per share are expected to range from $0.02 to $0.04 and from $0.00 to $0.03 for the third and fourth fiscal quarters, respectively. All projections are for Ameritrade only and do not include the impact of the merger with Datek Online Holdings Corp.

KEYNOTE RESULTS
The Keynote Web Broker Trading Index (www.keynote.com) shows the average response times and success rates for creating a standard stock-order transaction on selected online brokerage sites.

For the month of May, Ameritrade, Inc.** achieved the best average time for transaction performance, as measured by the Keynote Web Broker Trading Index with transaction speed nearly twice as fast as the index average.

                                     -more-


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Ameritrade/Page 2

ABOUT AMERITRADE HOLDING CORPORATION
Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

*Ameritrade reports "new" accounts upon client funding of an account.

FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements that are made pursuant to the safe harbor provisions for forward-looking statements in the federal securities laws. In particular, all statements regarding our future activity rates, net revenues, total operating expenses and earnings per share are forward-looking statements. These statements only reflect the Company's current expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause the Company's actual results to be materially different from its expectations include general economic and political conditions, volatility in the stock market, competition, systems failures and capacity constraints, regulatory and legal uncertainties and other risks disclosed in the Company's most recent Form 10-K filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

**Ameritrade, Inc., member NASD/SIPC, is a subsidiary of Ameritrade Holding Corporation. Market volatility and volume may delay system access and trade executions.

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